Exhibit 99.1

Alcon’s Third Quarter Sales Rise 11.0 Percent

HUNENBERG, Switzerland – October 24, 2007 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,335.7 million for the third quarter of 2007, an increase of 11.0 percent over global sales for the third quarter of 2006, or 7.9 percent on a constant currency basis. Net earnings for the third quarter of 2007 increased 78.9 percent to $415.3 million, or $1.38 per share on a diluted basis, compared to $232.1 million, or $0.76 per diluted share for the third quarter of 2006. Net earnings in the third quarter of 2007 included charges for a workforce reduction in the company’s refractive laser business associated with the planned acquisition and integration of WaveLight AG. Net earnings in the third quarter of 2006 included an impairment charge related to certain assets of the company’s refractive laser business. The after-tax impact of these charges was $3.4 million, or $0.01 per diluted share in the third quarter of 2007 and $92.0 million, or $0.30 per diluted share in the third quarter of 2006. Excluding these charges, adjusted net earnings in the third quarter of 2007 were $418.7 million, or $1.39 per diluted share and in the third quarter of 2006 were $324.1 million, or $1.06 per share on a diluted basis. As a result, adjusted net earnings in the third quarter of 2007 grew 29.2 percent compared to adjusted net earnings in the third quarter of 2006, while adjusted earnings per diluted share rose 31.1 percent. Reconciliations of reported and adjusted results are provided in tables later in this press release.

“Significant growth in our international business has delivered another quarter of improved financial performance,” said Cary Rayment, Alcon’s chairman, president and chief executive officer. “Alcon’s strategy of building brands globally and directly supporting eye care professionals worldwide through our global infrastructure continues to serve as a solid foundation for growth.”

Third Quarter Sales Highlights

Highlights of sales for the third quarter of 2007 are provided below. Unless otherwise noted, all comparisons are between the third quarter of 2007 and the third quarter of 2006.

➢

Pharmaceutical sales grew 10.2 percent to $547.3 million, or 7.5 percent on a constant currency basis. With the exception of the otic category, all major product sectors posted significant growth. Sales of glaucoma products increased 19.0 percent, led by strong global growth in sales of TRAVATAN® products and Azopt® ophthalmic suspension. Sales of TRAVATAN® products, including TRAVATAN®, TRAVATAN®ZTM and DuoTravTM ophthalmic solutions, rose 30.6 percent. Sales of infection/inflammation products rose 9.2 percent, as global growth of Vigamox® ophthalmic solution and NEVANAC® ophthalmic suspension, as well as international growth of TobraDex® ophthalmic suspension contributed to the increase. Sales of allergy products rose 14.3 percent due to international growth of Patanol® ophthalmic solution and market share gains of PatadayTM ophthalmic solution in the United States. Despite gains in market share, a weak otic market in the United States was primarily responsible for a decline of 13.1% in sales of the company’s otic products. U.S. sales were also negatively affected because of a shift in sales to Medicare Part D and managed care programs resulting in an increase in rebates on such sales.

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➢

Surgical sales rose 10.8 percent to $585.9 million, or 7.5 percent on a constant currency basis. Sales of intraocular lenses increased 12.3 percent to $215.4 million, with sales of premium intraocular lenses rising 35.1 percent. Sales of premium intraocular lenses for the correction of astigmatism and presbyopia were supported by steady penetration of the AcrySof® Toric intraocular lens and global growth of the AcrySof® ReSTOR® intraocular lens. AcrySof® ReSTOR® continued to grow in international markets as well as in the United States where we began full distribution of the AcrySof® ReSTOR® Aspheric intraocular lens in the third quarter of 2007. Sales of cataract and vitreoretinal products rose 11.5 percent, supported by double digit growth in sales of the company’s Infiniti® vision system with the OZilTM torsional hand piece, viscoelastics, cataract procedure packs and vitreoretinal disposable products. Vitreoretinal sales growth of 12.2 percent was supported by the continuing transition to higher value 25-gauge and 23-gauge technologies. Refractive revenue declined 30.3 percent due primarily to a decrease in per procedure technology fees in the United States.

➢

Consumer eye care sales increased 13.5 percent to $202.5 million, or 10.4 percent on a constant currency basis. Sales of contact lens disinfectants grew by 17.2 percent as OPTI-FREE ® disinfecting solutions continued to benefit from market share gained as a result of the global recall of competitors’ solutions in 2006 and 2007. The global expansion of OPTI-FREE® RepleniSH® contributed to growth, with this latest introduction into the market now accounting for more than 35% percent of Alcon’s global contact lens disinfectant sales. Sales of artificial tears increased 11.7 percent, primarily due to sales growth of Systane® lubricant eye drops, especially in international markets.

Third Quarter Earnings Details

Highlights of earnings for the third quarter of 2007 are provided below. Unless otherwise noted, all comparisons are between reported results for the third quarter of 2007 and the third quarter of 2006. Comparisons are also made between non-GAAP adjusted results for the third quarter of 2007, excluding the reduction in force related to the impending acquisition of WaveLight, AG, and the third quarter of 2006, excluding the refractive impairment charge. A reconciliation of reported results to non-GAAP results is provided in tables at the back of this release.

➢

Gross profit margin increased 0.7 percentage points to 75.7 percent of sales. However, on an adjusted basis, gross profit margin would have declined 0.6 percent from 76.5 percent in 2006 to 75.9 percent in 2007, primarily the result of the negative impact of geographic mix of product sales and increased provisions for scrap and obsolescence.

➢

Selling, general and administrative expenses as a percent of sales increased 0.2 percentage points to 30.2 percent due to the timing of additions to the company’s global sales force to support recent product launches and due to higher distribution costs.

➢

Research and development expenses as a percent of sales declined 1.3 percentage points to 9.8 percent of sales, primarily due to an upfront payment for a licensing agreement concluded in the third quarter of 2006. Adjusted for the reduction in force, research and development expenses would have been 9.6 percent of sales.

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➢

Operating income improved 78.6 percent to $466.1 million, or 34.9 percent of sales. On an adjusted basis, operating profit would have risen 16.2 percent in the quarter, with adjusted operating profit margin rising 1.6 percentage points compared to 2006. The increase in operating profit is primarily the result of sales growing faster than total operating expenses, along with a decrease in intangible amortization.

➢

The company’s effective tax rate declined due to a $17.1 million net effect of a reduction in global tax reserves related to audit settlements and advance pricing agreement negotiations, offset by a provision for withholding tax on an intercompany dividend.

➢	Reported net earnings increased 78.9 percent, while adjusted net earnings would have risen 29.2 percent due to sales growth, operating profit margin improvements and a lower effective tax rate.

New Product and R&D Pipeline Update

Summarized below are updates on selected new products and significant research and development activities.

➢

The Japanese Ministry of Health, Labor and Welfare (MHLW) granted approval of TRAVATANZTM and established a price that is 3.2 percent higher than the current prostaglandin market leader. With pricing set, Alcon Japan will commence with launch this month.

➢

Alcon Japan filed two applications with the MHLW in the third quarter: DisCoVisc® ophthalmic viscosurgical device and the AcrySof® ReSTOR® intraocular lens with a natural chromophore and aspheric optics.

➢	The AcrySof® ReSTOR® +3.0 Add intraocular lens received a CE-mark in Europe at the end of August and the company initiated clinical studies of this lens in the United States.

➢	As previously announced, an amendment to the new drug application for PATANASE® nasal spray was filed with the United States Food and Drug Administration (FDA).

➢	NEVANAC® ophthalmic suspension received a positive recommendation for approval from the European Medicines Agency, with final action expected to occur in December, 2007.

➢

Alcon reached agreement with River Plate Biotechnology, Inc. (a subsidiary of Lantibio, Inc.) and TRB Chemedica S.A. for a license to market, in the United States, a treatment of dry eye based on hyaluronic acid. The product candidate is currently in Phase III clinical studies.

Financial Guidance

Alcon’s current financial guidance for the full year 2007 and the factors impacting this guidance are provided below.

➢	Total sales are expected to be between $5,510 and $5,540 million.
➢	Adjusted diluted earnings per share are expected to be between $5.30 and $5.35.
➢

Full year adjusted earnings guidance excludes charges associated with the impairment of Alcon’s refractive assets in the first quarter of 2007 and costs associated with Alcon’s acquisition of WaveLight AG and the integration of the two companies’ refractive businesses.

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Other Items

➢

As previously announced, Alcon has acquired or has contractual commitments for 77.4% of WaveLight AG’s approximately 6.6 million issued and outstanding shares as of the end of the two week acceptance period. The company has received approvals from the competition authorities in Germany, Brazil, Spain and Austria, and is awaiting clearances in China and Cyprus prior to closing the transaction.

➢

The company received formal notice that a second generic company, Barr Laboratories, Inc., had filed an abbreviated new drug application (ANDA) challenging the U.S. patents covering Patanol® ophthalmic solution. Unlike an existing ANDA filed by Apotex that challenges only one patent expiring in 2015, Barr’s filing also challenges the patent expiring in 2010 owned by Alcon’s raw material supplier Kyowa Hakko Kogyo Co. Ltd that covers olopatadine, the active ingredient in Patanol®. Alcon believes that the intellectual property associated with Patanol® is sound and has filed a patent infringement suit against Barr.

➢

As previously announced, on September 7, 2007, Alcon’s board of directors approved the purchase of up to an additional 2 million shares of the company’s outstanding common stock relative to the company’s share repurchase program.

Company Description

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. Moxifloxacin, the active ingredient in Vigamox®, is licensed to Alcon from Bayer AG.

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ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(USD in millions, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Sales	$1,335.7	$1,203.8	$4,129.9	$3,671.7
Cost of goods sold	324.6	301.4	1,026.9	914.9

Gross profit	1,011.1	902.4	3,103.0	2,756.8

Selling, general and administrative	403.8	361.1	1,252.4	1,012.6
Research and development	130.9	134.0	404.3	377.6
Amortization of intangibles	10.3	146.3	40.6	187.4

Operating income	466.1	261.0	1,405.7	1,179.2

Other income (expense):
Gain (loss) from foreign currency, net	3.6	(0.7)	8.6	(10.1)
Interest income	11.0	16.9	45.8	55.9
Interest expense	(9.5)	(10.8)	(30.7)	(32.6)
Other, net	1.9	4.4	20.2	13.0

Earnings before income taxes	473.1	270.8	1,449.6	1,205.4

Income taxes	57.8	38.7	239.7	212.0

Net earnings	$415.3	$232.1	$1,209.9	$993.4

Basic earnings per common share	$1.39	$.77	$4.05	$3.26

Diluted earnings per common share	$1.38	$.76	$4.00	$3.21

Basic weighted average common shares	297,829,693	302,626,095	298,601,255	305,047,340
Diluted weighted average common shares	301,516,463	306,869,441	302,457,862	309,594,257

ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Three months ended			Foreign	%Change in
	Sept 30,			Currency	Constant
	2007	2006	%Change	%Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$299.6	$288.3	3.9%	-%	3.9%
Surgical	255.4	239.0	6.9	-	6.9
Consumer Eye Care	99.5	91.4	8.9	-	8.9

Total United States Sales	654.5	618.7	5.8	-	5.8

International:
Pharmaceutical	247.7	208.4	18.9	6.5	12.4
Surgical	330.5	289.7	14.1	6.1	8.0
Consumer Eye Care	103.0	87.0	18.4	6.3	12.1

Total International Sales	681.2	585.1	16.4	6.2	10.2

Total Global Sales	$1,335.7	$1,203.8	11.0%	3.1%	7.9%

PRODUCT SALES
Infection/inflammation	$191.1	175.0	9.2%
Glaucoma	209.0	175.7	19.0
Allergy	83.3	72.9	14.3
Otic	67.6	77.8	(13.1)
Other pharmaceuticals/rebates	(3.7)	(4.7)	N/M

Total Pharmaceutical	547.3	496.7	10.2	2.7%	7.5%

Intraocular lenses	215.4	191.8	12.3
Cataract/vitreoretinal	362.0	324.7	11.5
Refractive	8.5	12.2	(30.3)

Total Surgical	585.9	528.7	10.8	3.3	7.5

Contact lens disinfectants	116.6	99.5	17.2
Artificial tears	57.2	51.2	11.7
Other	28.7	27.7	3.6

Total Consumer Eye Care	202.5	178.4	13.5	3.1	10.4

Total Global Sales	$1,335.7	1,203.8	11.0%	3.1%	7.9%

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Nine months ended			Foreign	%Change in
	Sept 30,			Currency	Constant
	2007	2006	%Change	%Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$982.7	$915.3	7.4%	-%	7.4%
Surgical	746.7	706.8	5.6	-	5.6
Consumer Eye Care	295.9	263.4	12.3	-	12.3

Total United States Sales	2,025.3	1,885.5	7.4	-	7.4

International:
Pharmaceutical	752.9	616.0	22.2	5.7	16.5
Surgical	1,052.3	914.5	15.1	5.1	10.0
Consumer Eye Care	299.4	255.7	17.1	4.9	12.2

Total International Sales	2,104.6	1,786.2	17.8	5.2	12.6

Total Global Sales	$4,129.9	$3,671.7	12.5%	2.6%	9.9%

PRODUCT SALES
Infection/inflammation	$602.2	547.6	10.0%
Glaucoma	593.6	509.4	16.5
Allergy	355.7	316.9	12.2
Otic	206.1	197.6	4.3
Other pharmaceuticals/rebates	(22.0)	(40.2)	N/M

Total Pharmaceutical	1,735.6	1,531.3	13.3	2.2%	11.1% %

Intraocular lenses	660.1	585.8	12.7
Cataract/vitreoretinal	1,108.7	996.0	11.3
Refractive	30.2	39.5	(23.5)

Total Surgical	1,799.0	1,621.3	11.0	2.9	8.1

Contact lens disinfectants	335.5	278.4	20.5
Artificial tears	172.1	151.7	13.4
Other	87.7	89.0	(1.5)

Total Consumer Eye Care	595.3	519.1	14.7	2.4	12.3

Total Global Sales	$4,129.9	3,671.7	12.5%	2.6%	9.9%

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(USD in millions)

	Sept 30,	Dec. 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$826.9	$1,489.2
Short term investments	798.9	321.0
Trade receivables, net	1,042.1	912.8
Inventories	534.7	473.8
Deferred income tax assets	135.7	122.5
Other current assets	162.7	142.8

Total current assets	3,501.0	3,462.1

Long term investments	80.0	91.1
Property, plant and equipment, net	963.5	920.7
Intangible assets, net	54.9	95.2
Goodwill	555.6	553.2
Long term deferred income tax assets	273.3	235.7
Other assets	78.1	69.3

Total assets	$5,506.4	$5,427.3

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$166.1	$168.9
Short term borrowings	799.5	926.5
Current maturities of long term debt	1.2	5.8
Other current liabilities	938.0	899.9

Total current liabilities	1,904.8	2,001.1

Long term debt, net of current maturities	50.1	49.0
Long term deferred income tax liabilities	10.7	10.1
Other long term liabilities	493.6	453.5
Contingencies

Shareholders’ equity:
Common shares	43.1	43.9
Additional paid-in capital	1,260.1	1,064.5
Accumulated other comprehensive income	184.6	127.3
Retained earnings	3,016.0	3,201.9
Treasury shares, at cost	(1,456.6)	(1,524.0)

Total shareholders' equity	3,047.2	2,913.6

Total liabilities and shareholders' equity	$5,506.4	$5,427.3

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(USD in millions)

	Nine months ended September 30,
	2007	2006

Cash provided by (used in) operating activities:
Net earnings	$1,209.9	$993.4
Adjustments to reconcile net earnings to cash provided from operating activities:
Depreciation	119.5	122.7
Amortization of intangibles	40.6	187.4
Share-based payments	72.6	65.8
Tax benefit from share-based compensation	13.4	--
Deferred income taxes	(45.2)	(111.4)
Loss (gain) on sale of assets	(12.0)	(0.2)
Provisions for losses	--	(119.0)
Changes in operating assets and liabilities:
Trading securities	(539.3)	(41.9)
Trade receivables	(88.9)	(150.7)
Inventories	(18.5)	(18.8)
Other assets	(23.3)	(7.1)
Accounts payable and other current liabilities	150.2	(33.1)
Other long term liabilities	(64.3)	27.8

Net cash from operating activities	814.7	914.9

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(139.7)	(145.1)
Purchases of available-for-sale investments	(69.6)	(328.3)
Proceeds from sales and maturities of available-for-sale investments	143.9	377.5
Other	2.1	1.3

Net cash from investing activities	(63.3)	(94.6)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(165.5)	(133.1)
Proceeds from issuance of long term debt	1.1	--
Repayment of long term debt	(5.8)	(5.8)
Dividends on common shares	(612.8)	(416.8)
Acquisition of treasury shares	(875.9)	(728.4)
Proceeds from exercise of stock options	158.3	95.0
Tax benefits from share-based payment arrangements	80.5	80.5

Net cash from financing activities	(1,420.1)	(1,108.6)

Effect of exchange rates on cash and cash equivalents	6.4	7.9

Net increase (decrease) in cash and cash equivalents	(662.3)	(280.4)
Cash and cash equivalents, beginning of period	1,489.2	1,457.2

Cash and cash equivalents, end of period	$826.9	$1,176.8

ALCON, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Disclosures (Unaudited)

(USD in millions, except per share data)

	Three months ended September 30, 2007 (1)
		Non-GAAP Adjustments
	Reported	Refractive Workforce Reduction	Non-GAAP Adjusted

Sales	$1,335.7	$--	$1,335.7
Cost of goods sold	324.6	(3.2)	321.4

Gross profit	1,011.1	3.2	1,014.3

Selling, general and administrative	403.8	--	403.8
Research and development	130.9	(2.1)	128.8
Amortization of intangibles	10.3	--	10.3

Operating income	466.1	5.3	471.4

Other income (expense):
Gain (loss) from foreign currency, net	3.6	--	3.6
Interest income	11.0	--	11.0
Interest expense	(9.5)	--	(9.5)
Other, net	1.9	--	1.9

Earnings before income taxes	473.1	5.3	478.4

Income taxes	57.8	1.9	59.7

Net earnings	$415.3	$3.4	$418.7

Diluted earnings per common share	$1.38	$0.01	$1.39

Selected ratios as percent of sales
Gross profits	75.7%		75.9%
Operating income	34.9%		35.3%

Other selected financial ratios
% Operating income growth	78.6%		16.2%
% Net earnings growth	78.9%		29.2%

(1)

The items above adjusted for charges related to impairment of certain refractive assets are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects. Growth rates reflect performance versus the same period in the prior year.

ALCON, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Disclosures (Unaudited)

(USD in millions, except per share data)

	Three months ended September 30, 2006 (1)
		Non-GAAP Adjustments
	Reported	Refractive Impairment	Non-GAAP Adjusted

Sales	$1,203.8	$--	$1,203.8
Cost of goods sold	301.4	(19.1)	282.3

Gross profit	902.4	19.1	921.5

Selling, general and administrative	361.1	--	361.1
Research and development	134.0	--	134.0
Amortization of intangibles	146.3	(125.7)	20.6

Operating income	261.0	144.8	405.8

Other income (expense):
Gain (loss) from foreign currency, net	(0.7)	--	(0.7)
Interest income	16.9	--	16.9
Interest expense	(10.8)	--	(10.8)
Other, net	4.4	--	4.4

Earnings before income taxes	270.8	144.8	415.6

Income taxes	38.7	52.8	91.5

Net earnings	$232.1	$92.0	$324.1

Diluted earnings per common share	$0.76	$0.30	$1.06

Selected ratios as percent of sales

Gross profits	75.0%		76.5%
Operating income	21.7%		33.7%

(1)

The items above adjusted for charges related to impairment of certain refractive assets are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects. Growth rates reflect performance versus the same period in the prior year.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton

Vice President, Investor Relations and Strategic Corporate Communications

doug.machatton@alconlabs.com

817-551-8974

Matthew Head

Director, Investor Relations

matthew.head@alconlabs.com

817-551-8550

www.alcon.com